PLATINUM GROUP METALS ANNOUNCES INCREASE TO PREVIOUSLY ANNOUNCED BOUGHT DEAL FINANCING  TO C$125 MILLION

Vancouver, British Columbia (October 1, 2010) - Platinum Group Metals Ltd. (“Platinum Group” or the “Company”) has announced today that, due to strong demand, the Company has increased the size of its previously announced public offering to 61,000,000 common shares (the “Common Shares”), at a price of C$2.05 per Common Share for gross proceeds of C$125,050,000 (the “Offering”). The Company will grant the underwriters an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 15% of the Common Shares at the issue price to cover over-allotments and for market stabilization purposes.

The Offering is expected to close on or about October 22, 2010 and is subject to the Company receiving all necessary regulatory approvals.

The Company intends to use the net proceeds of the offering to fund a payment to a subsidiary of Platinum Group in connection with the shareholders agreement with Wesizwe Platinum of approximately C$60.1 million to increase the Company’s interest in Project 1 of the Western Bushvold Joint Venture from 54.75% to 74%, continued development of WBJV Project 1 and for general corporate purposes.

The Company has completed an extensive strategic review of its options and has considered alternatives including a sale or merger of the Company, partnerships and the creation of a platinum stream. At this time the Company believes that the best option is to complete this proposed offering and advance its key project the WBJV Project 1, while keeping all strategic options open.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. It holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE Amex Equities have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.